02028721

Tractebel Energia

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48) 221 7000 Fax: (48) 221 7001

RECEIVED APR 26 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 152

Florianópolis, April 18th, 2002.

CE DF-0032/2002

United States Securities and Exchange Commission
Washington, D.C. 20549
U.S.A. - -

Re.: ADRs - File 82-4760

SUPPL

Dear Sirs,

Please find enclosed the translation of the minutes of the Fourtieth and Fourty Second Meeting of the Board of Directors from Tractebel Energia S.A.

Sincerely,

p/ Marc Verstraete
Financial and Investor Relations Director

PROCESSED
MAY 1 4 2002
THOMSON FINANCIAL

Suez

dw 4/30

Rua Antonio Dib Mussi, 366, Centro – Florianópolis/SC –telefone (0xx48) 221-7042
fax (0xx48) 221-7041 - CEP 88015-110
CNPJ/MF - 02.474.103/0001-19

MINUTES SUMMARY OF THE 40th (FORTIETH) TRACTEBEL ENERGIA S.A. BOARD OF DIRECTORS' MEETING

On March 15th, 2002, at 11:00 a.m., at the Company's Headquarters, located at Rua Antonio Dib Mussi, 366, Centro, Florianópolis, capital of Santa Catarina state, representing most of its members, after regular convocation, the members of Tractebel Energia Board of Directors came together: Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antonio Barbosa. Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr, who is in charge to run the meeting, proposed me, Patrick Charles Clement Obyn, to be the Secretary, which was accepted by the other members. Greeting the Counselors, the Board of Directors Chairman put into discussion the subjects from the **Agenda** of the CA-003/2002 convocation, as follows : **Item 1:** The 2002-year Operational and Investment Budget and Cash Flow; **Item 2:** Changing at Company's organizational structure; **Item 3:** The Planning and Control Director election; **Item 4:** Changing at Company's Bylaws; **Item 5:** 2002-year Managers remuneration; **Item 6:** Commercial Papers issue up to R$ 350,000,000.00; **Item 7:** General subjects. After discussion the subjects, the Board of Directors Chairman asked the voting of the items constant in the Agenda and the counselors have deliberated as follows: **DELIBERATIONS: Item 1:** Approved, by **unanimity**, the 2002-year Operational and Investment Budget and Cash Flow, at the DD-139-0002 terms, from January 08th, 2002; **Item 2:** Approved, by **unanimity**, at the DD-144-0002 terms, from February 26th, 2002, the Company's Organizational Structure changes and, consecutively, to send for the Extra Shareholders Meeting the proposal of changing the articles 30th, 31st and 33rd of Company's Bylaws with the following essay : *"**Article 30** – It is entitled to the Financial and Investor Relationship Director: I – promote the Company's financial and accounting management; II – co-ordinate the relations with financial and stock markets, rendering information to the Stock Exchange Commission – CVM, Stock Exchange, shareholders and investors, as required by the apposable legislation; and III – implant Company's security and risk management policies". **Article 31** – It is entitled to the Planning and Control Director: I – elaborate the Strategic Plan and prepare and follow the Company's budget; II - perform the planning and production plan, the energy trading and accountancy at MAE scope and operate the energy purchase and sale contracts; III – to assess and control the Company's risk management; IV – manage the regulatory subjects related to energy production and trading, analyze risk and prices and propose trade strategies; and V – co-ordinate the risk Management Committee activities." II - perform the planning and production plan "**Article 33** - It is entitled to the Energy Trading and Business Director: I – perform the energy trading for the short, medium and long run; II – develop new markets and clients and define products to be traded; III – develop new investments in co-generation and give support at new business development; IV – develop and implant the concept of TIS - Tractebel Industrial Solutions; V – Represent the Company for the development and implantation of integrated industrial solution according to the concept of SIS - Suez Industrial Solutions; and VI – Coordinate the Energy Trade Planning Committee activities which, ordinarily, shall meet fortnightly.".* **Item 3:** Mr. **Marco Antonio Amaral Sureck** was elected, by **unanimity**, to be the **Planning and Control Director**, until the current Directory charge term, being qualified as follows: Brazilian, married, engineer, with the National Register number 993711-0 SSP/PR, CPF number 200.638.909-25, son of Miguel Sureck and Júlia Suplicy do Amaral Sureck, resident at Rua Marco Cardoso Filho, 633, CEP 88.037-040, Córrego Grande, Florianópolis, capital of Santa Catarina state, that according to the laws declare that there is no impediment to exercise the activity for which was elected, and must be installed immediately; **Item 4:** Approved, by **unanimity**, to send for the Extra Shareholders Meeting the proposal of changing the articles 30th, 31st and 33rd of Company's Bylaws with the essay constant in the item 2 above; **Item 5:** Approved, by **unanimity**, the global remuneration of the Board of Directors, Fiscal Council, Directory and Strategic Committee members, to be submitted to the Extra Shareholders Meeting approval, as the annex proposal, and let to Tractebel Energia S.A., when applicable, the charges with INSS, FGTS, Health Secure, Private Security, Medical Assistance and Dwelling, it is understanding that will not have accumulation of values in case of one person accumulate activities; **Item 6:** Approved, by **unanimity**, at DD-146-0002 terms, from March 12th, 2002, the Commercial Papers issue up to R$ 350,000,000.00 (three hundred and fifty million reais) with the following characteristics: a) issue total amount: up to R$ 350,000,000.00 (three hundred and fifty million reais); b) Commercial Papers total quantity: up to 700 (seven hundred); c) series numbers: unique; d) unitary nominal amount: R$ 500,000.00 (five hundred thousand reais); e) sale price and pay in conditions: the Commercial Papers will be subscribed at its unitary nominal amount. The pay in will be cash payment, in national currency, at the moment of the subscription; f) form: nominative; g) due date: the Commercial Papers will be redeemed at its unitary nominal amount added of the applicable remuneration

and will have a due date 180 days from the subscription date; h) remuneration: the Commercial Papers will bear maximum interest equivalent to 104.20% of the One Day Interbank Deposit average rate, called DI Rate, "over extra group", presented at the annual percentile form, for 252 days, evaluated and divulged by "CETIP – Central de Custódia e de Liquidação Financeira de Títulos". The rates will be evaluated at the exponential and cumulative form, 'pro rata temporis' by working days incurred, applicable over the Commercial Papers unitary nominal amount, from its issue date until the maturity date. The final remuneration will be settled through the book building process. i) accelerated maturity: when take place the following events: (i) directly or indirectly control transference from **Tractebel Energia S.A.**, through the disposal of the stocks issued by the own **Tractebel Energia S.A.** and/or issued by its Controller, **Tractebel Sul Ltda.**; (ii) non payment, from **Tractebel Energia S.A.** of any of its obligations above R$ 20 million and/or from **Tractebel S.A.** of any of its obligations above R$ 50 million, whose payments or debts let to be justified or court argued by the **Tractebel Energia S.A. and/or Tractebel S.A.**, until 15 (fifteen) days from the obligation maturity date; (iii) order to agreement to avoid a bankruptcy of the **Tractebel Energia S.A.**, or other event that characterize the insolvency situation, including an agreement with the creditors, according to the applicable legal terms; (iv) bankrupt of the **Tractebel Energia S.A.**; (v) loss of Public Good Use right; j) warranties: the Commercial Papers will not have any kind of warranty; k) issue date: it will be the date of the strength pay in; l) placement and distribution procedures: at the Commercial Papers placement will be adopted the differentiated procedure, at the terms of the article 33rd, of CVM Instruction no. 13/80, not have an accelerated reserves, minimum or maximum lots, and the orders will be attended exclusively by the issue coordinators criterions; m) negotiation: the Commercial Papers will be negotiated in the organized primary market, on the Commercial Papers System – NOTA, administered by ANDIMA and operated by CETIP; n) payment place: at the issuer Headquarters or financial institution contracted, at the exercise of the function of Mandatory Bank or at the CETIP; o) final maturity: at the moment of Commercial Papers final maturity, through the presentation of the respective note. Tractebel Energia S.A. is obligated to do the redemption of the Commercial Papers that are pending, by its unitary nominal amount evaluated through the remuneration criterions, described at the item 8; p) delay charges: if occurring some delay of the payments of any amount due to the Commercial Papers owners, the delayed debts will be subjected to a delay penalty of 2% (two per cent) applicable over the due value, as a remuneration included in the item, from the due date until the payment date, independently of a notice, notification or a court notification, all added by delay interests of 1% per month and revaluation of the due value; q) extension of due date: it will be considered as extended, until the next working day, the terms of any obligation payment which the maturity occur in a non working day; r) third parties contract: Mandatory Bank – to be contracted by criterions of Tractebel Energia S.A.; leader coordinator of the Commercial Paper Issue – BankBoston Banco Múltiplo S.A. Put the words on disposal to the present counselors, there was no manifestation, which occasioned Chairman to conclude the work of the current meeting, asking to be drawn up the present Minutes, by the Secretary, which, after being read and thought accordingly, it was signed by Chairman and the present Counselors. Florianópolis, March 15th, 2002.

I declare, as a Secretary of the Fortieth Company's Board of Directors Meeting, that the upper text is the integral and trusty transcription of the Minutes that is included in the Tractebel Energia S.A Board of Directors' Minutes Book, pages 86th, 87th and 88th , filed in the "Junta Comercial do Estado de Santa Catarina" under the protocol number 20020541210, on March 21st, 2002.

Florianópolis, April 11th, 2002
Patrick Charles Clement Obyn
Secretary

Tractebel Energia

Rua Antonio Dib Mussi, 366, Centro – Florianópolis/SC – telefone (0xx48) 221-7042
fax (0xx48) 221-7041 - CEP 88015-110
CNPJ/MF - 02.474.103/0001-19

MINUTES SUMMARY OF THE 42nd (FORTIETH SECOND) BOARD OF DIRECTORS' MEETING OF TRACTEBEL ENERGIA S.A.

On April 11th, 2002, at 01:00 p.m., at Company's Headquarter, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, capital of Santa Catarina State, representing most of the its members, after a regular convocation, the members of Tractebel Energia S.A. Board of Directors came together: Mr. Maurício Stolle Bähr, Mr. Erik De Muynck, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa. Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr who is in charge to run the meeting, proposed me, José Moacir Schmidt, to be the Secretary, which was accept by the others members. Greeting the counselors, the Board of Directors Chairman put into discussion the subjects from the **Agenda** of the CA-006/2002 convocation, as follows: **Item 1:** To deliberate about the remuneration included in the letter "h" from item "6" of the 40th Board of Directors Meeting Minutes, on March 15th, 2002; **Item 2:** To re-ratify the accelerated maturity conditions approved on the letter "i" from item"6" of the 40th Board of Directors Meeting Minutes, on March 15th, 2002; **Item 3:** To approve the Commercial Papers stipulated remuneration, evaluated through "bookbuilding" process; **Item 4:** To ratify the other deliberations adopted on the 40th Board of Directors Meeting Minutes; **Item 5:** General subjects. After discussion the subjects, the Board of Directors Chairman asked the voting of the items constant in the Agenda and the counselors have deliberated as follows: **DELIBERATIONS: Item 1:** Approved, by **unanimity**, to rectify the remuneration conditions included on the letter "h" from item "6" of the 40th Board of Directors Meeting Minutes, on March 15th, 2002, which essay became the following: *"h) remuneration: the Commercial Papers will pay a maximum yield equivalent to 104.20% of the Interbank Deposit Average Rate, called DI Rate, "over extra group", expressed by percentile per year, for 252 days, calculated and divulged by "CETIP – Central de Custódia e Liquidação Financeira de Titulos". The rate will be calculated by exponential and cumulative 'pro rata temporis' method, by working days incurred, applicable over the Commercial Papers' unitary face amount, since the date of issue until the maturity date. The final remuneration will be settled through the 'bookbuilding' process;* **Item 2:** Approved, by **unanimity**, to ratify the accelerated maturity conditions approved on the letter "i" from item"6" of the 40th Board of Directors Meeting Minutes, on March 15th, 2002, which essay became the following: *"i) accelerated maturity: the Commercial Papers owners may declare previously expired all the obligations decurrent from the Commercial Papers which belong to them and require the immediately payment of the unitary face amount of the Commercial Papers by* ***The Issuer****, up-to-date according to the remuneration conditions settled through the 'book building' process, according to the item 3 of this Board of Directors Meeting which payment shall occur until 3 (three) working days, since from the knowledge of the facts under related, independently of notice or court notification, in case of occurring the following: (i) directly or indirectly changing of the Issuer Control, through the disposal of the stocks issued by the own* ***Issuer*** *and/or through the disposal of stock capital control of its* ***Controller, Tractebel Sul Ltda****; (ii) non payment, from the* ***Issuer*** *and/or from* ***Tractebel Sul Ltda*** *of any of their financial obligations above R$ 20 million and/or from Tractebel S.A. of any of its financial obligations above R$ 50 million, which non payments or debts let to be justified or court argued by the* ***Issuer, Tractebel Sul Ltda. and/or Tractebel S.A.****, until 15 (fifteen) days from the obligation maturity date; (iii) order to agreement to avoid a bankruptcy of the* ***Issuer****, or other event that characterize the insolvency situation, including an agreement with the creditors, according to the applicable legal terms; (iv) bankrupt of the* ***Issuer****; (v) lose the permission to the Public Good Use"*; **Item 3:** Approved, by **unanimity**, the final remuneration of the Commercial Papers equivalent to 103.45% of the CDI, settled through the 'bookbuilding' process, performed at this date, April 11th, 2002; **Item 4:** Approved, by **unanimity**, to rectify all the others approved deliberations in the Board of Directors Meeting Minutes, on March 15th, 2002, non expressly rectified by this Board o f Directors Meeting, deliberating to the Company's Executive Directors the authorization to adopt all the necessary measures. Put the words on disposal to the present Counselors, there was no manifestation, which occasioned Chairman to conclude the work of the current meeting, asking to be drawn up the present Minutes, by the Secretary, which, after being read and thought accordingly, it was signed by Chairman and the present Counselors. Florianópolis, April 11th, 2002.

I declare, as a Secretary of the Fortieth Second Company's Board of Directors Meeting, that the upper text is the integral and trusty transcription of the Minutes that is included in the Tractebel Energia S.A Board of Directors' Minutes Book, pages 91st and 92nd, filed in the "Junta Comercial do Estado de Santa Catarina" under the protocol number 02/077466-4, on April 11th, 2002.

Florianópolis, April 11th, 2002
José Moacir Schmidt
Secretary